Exhibit 99.1

BIOT to Launch Indonesia’s First Subscription-Model Beauty Clinics Under Its Own Japanese Brand “GENRÊVER CLINIC” — Building a Recurring-Revenue Platform in One of Asia’s Fastest-Growing Aesthetics Markets

First wave of five directly operated clinics across Indonesia’s five major metropolitan areas with an initial investment of approximately US$1 million; standardized, machine-led clinic format designed for disciplined, self-funded expansion; positioned as a strategic gateway to the Company’s core regenerative-medicine business

NEW YORK, NY and TOKYO, JAPAN – July 29, 2026— INSTINCT BIO TECHNICAL COMPANY HOLDINGS INC. (NASDAQ: BIOT) ("Instinct Bio" or the "Company") today announced its decision to bring its own Japanese aesthetic healthcare brand “GENRÊVER CLINIC” to Indonesia and, together with a local Indonesian physician, to launch a subscription-model membership beauty clinic business. The proposed business model is expected to offer customers a flat-fee membership structure with flexible cancellation terms. The Company believes that this subscription-based membership model represents a differentiated offering in the Indonesian aesthetic clinic market. The Company intends to explore opportunities in Indonesia’s growing medical aesthetics sector and evaluate the potential of this business model as an additional platform that may complement its broader focus on regenerative medicine, including stem-cell and induced pluripotent stem-cell (iPS-cell) related technologies.

Investment Highlights

•	Subscription-based recurring revenue model. GENRÊVER clinic is designed around a monthly membership model under which customers pay a recurring subscription fee for access to selected aesthetic treatments. Unlike traditional aesthetic clinic models that primarily rely on individual treatment purchases or prepaid packages, the proposed model is intended to create a more predictable revenue structure through recurring membership relationships. .
•	A potential first-mover position in an underserved category.. Indonesia’s membership offerings today are dominated by prepaid treatment packages. A transparent, flat-fee, cancel-anytime subscription is a category the Company believes is unoccupied — and one that the Company believes may help address consumer distrust of high-pressure, loan-financed sales practices in the local market.
•	A large and fast-growing market. Indonesia’s medical aesthetics market is estimated to grow from approximately US$260 million (2023) to approximately US$500 million by 2029, a compound annual growth rate of approximately 11.5%, supported by some 40 million middle-to-high income consumers and the rising economic participation of Indonesian women. (Sources: GlobeNewswire: Indonesia Medical Aesthetics Market Report 2024-2029 – 11.5% CAGR, USD 495.64 Million by 2029)
•	Disciplined, capital-light rollout. The Company plans an initial investment of approximately US$1 million to establish the first five directly operated GENRÊVER CLINIC locations across major metropolitan areas — Jakarta, Surabaya, Bandung, Medan and Bali. The standardized clinic format is intended to utilize common equipment, operating procedures and service protocols to support consistent customer experiences and facilitate measurable unit economics.
•	Self-funded, phase-gated expansion. The Company intends to pursue a phase-gated expansion strategy, with the flagship Jakarta clinic expected to serve as the initial platform for validating the Company’s operating model prior to any broader rollout. Subject to operational performance, market conditions, and the availability of sufficient cash flows, the Company plans to evaluate future expansion opportunities, which may be funded, in part, through reinvestment of cash generated from clinic operations.
•	A second revenue stream and vertical integration. In addition to membership revenue, the Company intends to explore opportunities to introduce products developed using its proprietary technologies through the clinic network. The clinic platform may provide an additional distribution channel connecting the Company’s consumer healthcare activities with its broader materials, skincare and regenerative medicine initiatives.
•	A credible local structure. The business is expected to operate through an Indonesian limited liability company established with foreign investment (“PT PMA”), subject to applicable Indonesian laws, licensing requirements, healthcare regulations and foreign investment restrictions. The Company has entered into an agreement with its local physician, Dr. Mario Damianus Daniel Hadinoto, for his participation in the local operating structure, including providing medical oversight and assisting with obtaining and maintaining applicable licenses, approvals and regulatory compliance requirements.

The Business Model

GENREVER CLINIC Indonesia is intended to provide technology-enabled aesthetic treatments through a standardized clinic format supported by subscription-based membership. The Company’s proposed business model emphasizes transparent pricing and flexible membership arrangements, including a cancel-anytime policy. Each clinic is also planned to incorporate a Japanese-style café concept featuring products such as matcha beverages and bakery items, with the objective of enhancing the overall customer experience and strengthening the Japanese brand identity.

The Company plans to pursue an initial rollout strategy focused on establishing clinics in selected major metropolitan areas in Indonesia, with the Jakarta location intended to serve as the initial market for evaluating the Company’s operating model and customer demand. There can be no assurance that the Company will successfully implement its planned expansion strategy, that any clinic will achieve profitability, or that the Company’s business model will achieve the anticipated customer acceptance.

Strategic Significance: a Gateway to Regenerative Medicine

The Company views GENRÊVER Clinic Indonesia as a strategic consumer healthcare initiative that may complement its broader regenerative medicine objectives.

Through establishing customer relationships, operational capabilities and brand recognition in the medical aesthetics sector, the Company intends to explore future opportunities to introduce advanced healthcare solutions aligned with its focus on regenerative medicine technologies, including stem-cell and iPS-cell-related applications.

The Company’s long-term vision is to combine Japanese quality standards, biotechnology innovation and consumer healthcare services to develop an integrated healthcare platform in Asia.

Tomoki Nagano, Chief Executive Officer of Instinct Bio, stated:

“With GENRÊVER CLINIC, we intend to build more than a chain of beauty clinics — we are aiming to build a recurring-revenue platform anchored in transparent pricing and the freedom to cancel at any time, which we believe is a meaningful departure from current market practice. Our plan is to prove the model in Jakarta before replicating it city by city, funded by reinvested profits. We see this as a disciplined first step toward our longer-term ambition of bringing regenerative medicine to Southeast Asia”.

About Instinct Bio

Instinct Bio is a biotechnology company focused on regenerative medicine, longevity-related technologies and advanced therapeutic platforms. The Company is committed to developing innovative solutions intended to address unmet medical needs and support long-term human health outcomes.

For more information, please visit the Company’s website at https://instinct-biot.com/

Forward-Looking Statements

Certain statements in this press release may be considered to contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company management’s current beliefs, expectations, and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

A further list and description of risks and uncertainties can be found in documents filed with the Securities and Exchange Commission (“SEC”) by the Company and other documents that we may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by us in this press release is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

Contact Information

Instinct Bio Technical Company Holdings Inc.

Email: ir@instinct-bro.com

Website: https://instinct-biot.com/